Suzanne Hayes Assistant Director Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Gustav Mahlerlaan 350 1082 ME Amsterdam Mailing address: P.O. Box 12925 (IPC 16.A.50) 1100 AX Amsterdam The Netherlands

1 February 2013

Dear Ms Hayes

RBS Holdings N.V.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 23, 2012
File No. 001-14624

Thank you for your letter of 6 December 2012.  Our responses to your comments are set out below.  All page references are to our Annual Report on Form 20-F for the fiscal year ended 31 December 2011.  References to ‘the Company’ and to ‘RBS NV’ are to RBS Holdings NV.  ‘The Group’ and ‘RBSH Group’ mean the Company and its subsidiaries.  ‘RBS plc’ refers to The Royal Bank of Scotland plc and ‘RBSG Group’ to The Royal Bank of Scotland Group plc and its subsidiaries.

Business Review, page 5

1.	Please consider including an organizational chart in future filings, as your organizational structure and relationship with parent entities is complex and difficult to understand as written.

We will include an organisation chart, as illustrated in the appendix, in future filings.

Risk and balance sheet management, page 29

2.
Please expand your disclosure to explain your policies in the event of a risk limit breach, including under what circumstances breaches in risk limits are reported to senior level executives. To the extent that your policies for reporting differ depending on the severity of the breach, please explain.

We will revise future filings as follows:

RBSH Group’s risk appetite identifies and establishes the level and type of risks that it is able and willing to take in executing its business strategy, to protect itself against events that may have an adverse impact on its

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profitability and/or its capital base. RBSH Group has developed a framework that sets and implements an appropriate risk appetite supported by a regular monitoring and review process.  A risk appetite statement setting out overall risk limits for different risk types is approved by the Supervisory Board.  Risk appetite limits and risk exposures are reported monthly to the Risk and Control Committee (RCC), the Managing Board and the Supervisory Board.  Any limit breach is reported to the Managing Board.  The Managing Board may grant a temporary waiver or require the position to be adjusted to comply with the risk limit.  For limits other than risk appetite limits authority has been delegated to the RCC, the Asset and Liability Committee (ALCO) and, for certain market risk limits, the Head of Market Risk.  The RBS NV RCC and ALCO each have three or more Managing Board members.

Risk management: Credit risk, page 47

3.
We note the following statement on page 48: “Specific reporting on trends in RBSH Group’s sector risk exposure is provided to senior management and the RBSH Group Managing Board.” Please clarify how often and under what circumstances trends are reported to the Managing Board, and thereafter reported from the Managing Board to the Supervisory Board. For example, please explain whether information is communicated on a monthly basis, a quarterly basis, etc.

We will revise this disclosure in future filings as follows:

Specific reporting on trends in RBSH Group’s sector risk exposure is provided to senior management and the RBSH Group Managing Board.  A sector concentration report, detailing aggregate lending exposures and recent trends, is included in the Monthly Risk report discussed at the RCC and presented by the Chief Risk Officer to the Managing Board.  This report also is distributed each month to the Supervisory Board: sector risk exposures are discussed by the Supervisory Board quarterly.

Summary Dutch Banking Code, page 105

4.	Please explain whether there is any penalty, financial or otherwise, associated with your non-compliance with Section 6.3.4 of the Dutch Banking Code, as discussed on page 105.

The Dutch Banking Code (the Code) requires banks in The Netherlands to either comply with the Code or to explain, in their Annual Report, the extent of non-compliance.  There is, therefore, no penalty associated with RBSH Group’s non-compliance with Section 6.3.4 of the Code.  We will revise future filings to clarify this.

Financial statements, page 107

Accounting policies, page 113

16. Impairment of financial assets, page 117

5.
You disclose on page 118 that for portfolios that are collectively assessed for impairment, the timing of the write off principally reflects historic recovery experience for each portfolio. Please revise your future filings to more clearly

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identify the typical time frames at which write offs occur for each of your portfolios.

As RBSH Group’s collectively assessed portfolio is insignificant (€167m at 31 December 2011), we will remove this comment from future filings.

Notes on the accounts, page 125

Note 28. Memorandum items, page 171

Litigation and investigations, page 172

6.
We note that you have aggregated provisions for claims and litigation, property provisions and other provisions as a single class. Tell us how you concluded this level of aggregation met the criteria in paragraph 87 of IAS 37. In this regard, tell us how you concluded that claims and litigation would, at a minimum, not be a single class of provisions given the varying nature of these items and the inability to sufficiently summarize in a single statement the nature, risk and uncertainties related to them as compared to property and other provisions.

7.
To the extent that you conclude that claims and litigation should be its own class of provisions, or multiple classes of provisions, please also expand your disclosure to link the information in your rollforward to the narrative disclosures required by paragraph 85 of IAS 37 for those classes.

Dealing with comments 6 and 7 together, at 31 December 2011, other provisions were not material.  However, in the light of developments during 2012, we will, in future filings disclose separately: provisions for litigation and any other material classes of provision together with narrative disclosures required by paragraph 85 of IAS 37.

Other investigations, page 174

8.
You disclose here that RBSG and its subsidiaries have been required to make improvements with respect to various matters, including enterprise-wide governance, US Bank Secrecy Act and anti-money laundering compliance, risk management, and asset quality. You also disclose your consent to a Cease and Desist Order requiring you to address certain measures identified by the Federal Reserve and state banking supervisors.

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Where such agreements are publicly available, as in the case of a formal cease and desist order, clear and transparent disclosure of the measures identified in the order as well your progress in meeting those measures is required. In future filings, please revise this footnote, or another section of the document deemed to be more appropriate, to more clearly discuss the steps you have taken to address these commitments and to separately identify the steps you expect to undertake in the future, as well as applicable timeframes, in order to be in compliance with these requirements. Please provide us with the outlines of your proposed disclosure for such formal agreements.

In future filings, we will include the following disclosure in respect of the Cease and Desist Order:

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On 27 July 2011, RBSG agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (the Order) to address deficiencies related to governance, risk management and compliance systems and controls in the US branches of RBS plc and the Group in 2010.  In the Order, RBSG Group agreed to create the following written plans or programmes: (1) a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of RBSG Group’s US operations on an enterprise-wide and business line basis, (2) an enterprise-wide risk management programme for RBSG Group’s US operations, (3) a plan to oversee compliance by RBSG Group’s US operations with all applicable US laws, rules, regulations, and supervisory guidance, (4) a Bank Secrecy Act/anti-money laundering compliance programme for RBS plc’s and the Group’s branches in the US (the US Branches) on a consolidated basis, (5) a plan to improve the US Branches’ compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve, (6) a customer due diligence programme designed to reasonably ensure the identification and timely, accurate, and complete reporting by the US Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations, and (7) a plan designed to enhance the US Branches’ compliance with OFAC requirements.  The Order (which is publicly available) identified specific items to be addressed, considered, and included in each proposed plan or programme.  RBSG Group also agreed in the Order to adopt and implement the plans and programmes after approval by the regulators, to fully comply with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Order.  RBSG Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above.  In connection with RBSG Group's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for RBSG Group's US operations.  RBSG Group continues to test the effectiveness of the remediation efforts undertaken by RBSG Group to ensure they are sustainable and meet regulators' expectations.  Furthermore, RBSG Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Order, which will remain in effect until terminated by the regulators.

There are currently no other such agreements that are material that have not previously been disclosed.

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Where a registrant has informal, nonpublic agreements with a bank regulator, whether verbally or in writing, we understand that in some circumstances they may be precluded from disclosing the existence of such agreements due to bank secrecy regulations. However, a registrant must still disclose any impact of complying with such agreements to the extent material. Please confirm that in your future filings you will clearly disclose

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the impact of complying with any such agreements or understandings to the extent material.

In future filings, the Group will disclose the impact of complying with any agreements or understandings with bank regulators, to the extent material, in a manner consistent with its obligations to the applicable regulators, including its obligation not to disclose confidential supervisory information.

Additional Information, page 218

Renegotiated Loans, page 223

9.
We note that your statement in footnote (1) to the table of Renegotiated loans refers to “restructured” loan data. However, the information presented in your table appears to include information related to only “renegotiated” loans, which are a subset of restructured loans. Please tell us and revise future filings to clarify this apparent discrepancy in terminology.

In future filings, we will no longer use the term ‘restructured loans’ and we will revise our use of the terms ‘renegotiated loans’ and ‘forbearance’.  We will amend the definitions in the glossary accordingly.  We will include the following disclosure:

Loan modifications take place in a variety of circumstances including but not limited to a customer’s current or potential credit deterioration.  Where the contractual payment terms of a loan have been changed because of the customer’s financial difficulties, it is classified as ‘renegotiated’ in the wholesale portfolio and as ‘forbearance’ in the retail portfolio.

Consequently we will revise the narrative introducing the table on page 223 as follows:

The table below shows loans whose terms were renegotiated during the year that are unimpaired: either the loan was performing both before and after renegotiation or it was non-performing before renegotiation and subsequently transferred to the performing book.  Renegotiated loans with impairment provisions continue to be reported as impaired loans.

10.
In footnote (1) to the table of Renegotiated loans you indicate that the loan data include only those arrangements above thresholds set individually by the divisions, ranging from nil to 10 million Euros. Please tell us how you considered the extent to which a significant amount of loans that have been restructured may be omitted from your disclosure based on individual thresholds established at the division level. Tell us how you considered whether failing to properly characterize such loans as restructured loans would prevent you from capturing the true inherent credit risk of these restructured loans.

The Group adopted monetary thresholds for this disclosure as collection of the entire population is not feasible; the data are not held on the Group’s IT systems and have, therefore, to be gathered on a case-by case basis.  Given the modest quantum of such loans, significant amounts have not been omitted from the disclosure.

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Risk elements in lending and potential problem loans, page 224

11.
We note from your Renegotiated loans disclosure on page 223 that restructured loans for which an impairment provision is required continue to be reported as impaired loans. We also note your disclosure here that states impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Please clarify for us what is meant by your statement in the second half of this sentence that “the entire portfolio is included in impaired loans.”

The statement ‘the entire portfolio is included in impaired loans’ relates only to portfolios of impaired loans that are collectively assessed.  In such portfolios, all loans have an impairment provision reflecting the loss given default rates for that portfolio.  The entire portfolio is thus considered impaired and classified as such.

Further, please also address the following regarding your restructured loans included within impaired loans:

•	Revise future filings to separately disclose, either within your tabular disclosure or in a footnote to the table, the amount of restructured loans included for each period.

We will revise future filings to disclose separately in a footnote the amount of loans renegotiated during the year included in the table.  Prior period data are not readily available.

•	Clarify whether restructured loans are ever removed from impaired loans after a period of time, and the circumstances under which that would happen. Revise future filings to disclose this information.

In future filings we will provide the following commentary:

The transfer of renegotiated corporate loans from impaired to performing status follows assessment by relationship managers in the Global Restructuring Group.  When no further losses are anticipated and the customer is expected to meet the loan’s revised terms, any provision is written off against the loan and the balance of the loan returned to performing status.

•	Revise future filings to disclose whether you restructure loans more than once. On a similar note, please disclose whether you renegotiate or otherwise modify loans more than once.

We will amend future filings to include the following

Loans may be renegotiated more than once, generally where a temporary concession has been granted and circumstances warrant another temporary or permanent revision of the loan’s terms.  Where renegotiation is no longer viable, the Group will consider other options such as the enforcement of security and or insolvency proceedings.

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Tell us, and revise future filings as appropriate, whether you consider restructured loans as a separate risk pool when determining the amount of collective retail impairments for loan losses. Please refer to AG87 and AG88 of IAS 39.

As discussed above in response to comment 5 the Group’s collectively assessed portfolio is not material.

Glossary of terms, page 246

12.
We note your definition on page 251 of both renegotiated loans and restructured loans, which refers the reader to your definition of renegotiated loans. Per your disclosure on page 223, it appears that restructured loans are modified loans where an impairment provision is required, whereas renegotiated loans (a subset of restructured loans) are modified loans for which no impairment provision is required. Please revise your disclosure here in future filings to better describe and clarify the distinction between these two terms.

As explained in answer to comment 9 above, we will revise our use of the term ‘renegotiated loans’ in future filings and amend the definition in the glossary accordingly.  We will no longer include a definition of ‘restructured loans’.

Risk factors, page 236

“RBSH Group is reliant on the RBSG Group,” page 236

13.
Please quantify the capital, liquidity and funding support received from the RBSG Group for the 2011 fiscal year. Please also discuss the services and infrastructure received from RBSG Group required in order to operate the business.

We will revise this risk factor as follows:

RBSH Group is part of the RBSG Group and receives capital, liquidity and funding support from the RBSG Group.  At 31 December 2012, RBSH Group funding included €x.x billion (31 December 2011 - €x.x billion) due to companies in the RBSG group of which €x.x billion (31 December 2011 - €x.x billion) was secured.  RBSH Group also obtained capital support through its credit protection agreements with RBS plc (see page xxx).  At 31 December 2012, these agreements reduced RBSH Group’s regulatory capital requirement by €xxx million (31 December 2011 - €xxx million).  Much of RBSH Group’s banking operations function on the RBS Group's integrated global infrastructure.  These operations include: sales and marketing; customer recognition; transaction processing and execution; record-keeping; settlement services; compliance monitoring; risk management; treasury management; accounting and financial reporting; taxation advice; information technology services; purchasing; office accommodation and administration; human resources management; and internal audit.  The reduction or cessation of the ability of the RBSG Group to provide intra-group funding, capital injections, liquidity or other support directly or indirectly to RBSH Group may result in funding or capital pressures and liquidity stress for RBSH Group and may have a material adverse effect on the operations, financial condition and results of operations of RBSH Group. In the event that the proposed transfers of a substantial part of the business activities from RBS N.V. to RBS plc as discussed in the risk factor below headed ‘The execution

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and/or any delay in the execution (or non-completion) of the approved proposed transfers of a substantial part of the business activities of RBS N.V. to RBS plc may have a material adverse effect on RBSH Group and may also negatively impact the value of securities issued by RBS Holdings and RBS N.V.’ are implemented, in whole or in part, the residual Group will become more reliant on the RBSG Group for capital, liquidity and funding support than it is currently. Accordingly, risk factors which relate to RBSG or the RBSG Group will also be of relevance to prospective investors.  See also the RBSG Risk Factors which are incorporated by reference herein.

14.
We note your statement that the RBSG Risk Factors are incorporated by reference into the 2011 Form 20-F; however, the document containing these risk factors is not listed in the exhibit index to the filing as incorporated by reference. Please reconcile. See Item 19 of Form 20-F.

In future filings, we will amend the exhibit index to include a cross-reference to the relevant section of RBSG’s annual report on Form 20-F containing the risk factors.

Index to Exhibits

15.
Refer to Item 19 of Form 20-F. It appears that you have not filed any material contracts. Please tell us why, or file them promptly. In your response, please specifically provide the basis for your determination that you are not required to file the agreements discussed under “Material contracts” on page 235. If you have already filed all exhibits covered by Item 19 of Form 20-F, please revise your exhibit index in future filings accordingly.

The material contracts listed on page 235 include (i) the Accession Agreement to the UK Asset Protection Scheme between RBS plc and HM Treasury dated November 26, 2009 (the ‘APS Accession Agreement’) and the related credit protection agreement between RBS NV and RBS plc dated November 26, 2009 in the form of a credit derivative contract (the ‘Credit Derivative Contract’) and a financial guarantee contract (the ‘Financial Guarantee Contract’), and (ii) the State Aid Commitment Deed between RBSG and HM Treasury dated November 26, 2009 (the ‘State Aid Commitment Deed’).

The APS Accession Agreement was filed as Exhibit 4.20 to RBSG’s annual report on Form 20-F for the year ended December 31, 2009 (filed on April 27, 2010).  Amended and restated versions of the Credit Derivative Contract and the Financial Guarantee Contract, each dated July 15, 2010, were filed as Exhibits 4.2 and 4.3, respectively, to RBS NV’s annual report on Form 20-F for the year ended December 31, 2010 (filed on March 30, 2011).  The State Aid Commitment Deed was filed as Exhibit 4.24 to RBSG’s annual report on Form 20-F for the year ended December 31, 2009 (filed on April 27, 2010).

On October 22, 2012, RBS NV filed an announcement on Form 6-K that RBS plc has agreed with HM Treasury to exit the UK Asset Protection Scheme effective October 18, 2012.  Consequently, since the APS Accession Agreement, has been terminated and the related Credit Derivative Contract and the Financial Guarantee Contract were signed more than two years ago, we will remove the disclosure relating to those agreements from future filings.

In future filings, we will amend the exhibit index to include a cross-reference to Exhibit 4.24 to RBSG’s annual report on Form 20-F for the year ended December 31, 2009 containing the State Aid Commitment Deed.

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The two additional points raised by Brittany Ebbertt and Kevin Vaughn in our telephone call on 21 December 2012 are covered below.

(i)	Disclosure Controls and Procedures, page 106

In future filings, we will include the following disclosure:

Management, including our Chief Executive Officer and our Group Finance Director, conducted an evaluation of the effectiveness and design of our disclosure controls and procedures (as such term is defined in Exchange Act Rule 13a-15(e)). Based on this evaluation, the Chairman of our Managing Board and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

(ii)	Notes on the accounts, page 205, Note 38. Supplemental condensed consolidating financial information

We confirm that, in future filings, we will include a Statement of Comprehensive Income presented as two separate but consecutive statements: the income statement and the statement of other comprehensive income.

In connection with responding to the comments of the Commission, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company cannot assert Staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you wish to discuss our response.

Yours sincerely,

/s/ Pieter van der Harst

P. van der Harst
Chief Financial Officer

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Appendix

*Interest is held by Stichting Administratiekantoor Beheer Financiële Instellingen.

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